Entrepreneur

Name: Alan Barber
UUID: 76393962
Background: I love new-product development and marketing, especially disruptive internet projects that lend themselves to social media marketing where your company's valuation can just "blow up", literally overnight. I believe that See Me Live is that good and our intro video is testing VERY well. I know I'm not the CEO but I can prove concept before our launch, and then get the CEO, who will, among other things, help us with our speedy and substantial exit. Much more investor info at www.seemelive.tv
Location: Texas

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/alan-barber-51b93611/

Pitch Story

Title of your pitch: Patented SEE ME LIVE video platform prelaunch
Short introduction of your pitch: SML's patented Audience Tool motivates live video broadcasters to produce the quality, subject specific, live content our audiences crave
Your pitch story: It all started when I mentioned to someone how cool it would be to watch a live video of someone at the top of the Eiffel Tower, panning below, as it was happening, like a live travel video show. That person enthusiastically agreed and that started my "spidey sense" (I know something good is there) as I cultivated the concept of providing live video based on subject matter as opposed to followers like the other platforms...and it had to be interesting, or just plain good content, in order for it to work, especially since the main consumers of live video were Gen Z and Millennials, who are known for how easily they get bored. The epiphany came when I realized that people would commit to watching content they were interested in, and the presence of those commitments (our audience tool) would cause the production of that subject-specific content. I remember how excited I got when I said to my wife "we're in the audience

business". Audiences driving content vs content driving audiences seemed so simple, yet nobody was doing it. People would gladly produce subject-specific quality content because we could provide willing audiences (that they don't know) who wanted to be entertained in the subjects they were interested in ... FOR FREE!   In effect, we would provide a shortcut to fame and popularity while simultaneously providing a superior kind of live video content. How could this not work? It seems like a WIN/WIN deal. This raise will fund our prelaunch: "SML's Hashtag Subscriptions Prelaunch", which, combined with our exciting cryptocurrency campaign, should pre-enlist ten million+ SML hashtag subscriptions in order to pre-populate the audiences. Seemelive.tv for prelaunch promo video. Note: We believe that SML's valuation may increase after the prelaunch, prior to launch.
Which category does your pitch belong to: Entertainment

Target Market

Target market: See Me Live's ("SML") target market for users will be Gen Z and Millennials, the "golden goose" demographics. They are the main demographics using live video. They get bored easily but they want to be entertained. This is why SML's live content is short, curated for quality and subject specific (what they are interested in). The SML concept tests very well with these demographics but it will generally appeal to everyone and anyone since everybody has something that they like so much that if a live broadcast was going to happen, they would want to be notified. That concept has tested very well across hundreds of respondents irregardless of their age, ...Even if it's just their favorite musician or celebrity... they would want to be notified. Audiences drive content vs. content driving audiences. It will work in a big way... and we have the patent.

Production plan

Production location: United States
Production plan: Since our product fulfillment consists of delivering data (streaming media for the most part), we have gone to great lengths to secure the strongest infrastructure, (including the software architecture), that is quickly scalable. We also have designed the platform to use multiple CDN's (content delivery networks) and we will procure our bandwidth at a very good price (a fraction of Amazon Web Services'). This is important for our launch and beyond since LIVE video bandwidth is more expensive than

just VOD (video on demand). This efficiency helps especially for the inevitable large audience broadcasts, like the celebrity broadcasts, which will typically be for fundraisers since SML will be a celebrity favorite because SML's charity fundraisers only take minutes of the celebrity's time while making lots of money for their favorite charities. Also, we've gone to great lengths to prepare scalability to handle lots of people on SML at one time. Additionally, since we are a software product, we don't have to gear up manufacturing for massive fulfillment since software is easy to replicate and distribute (just spool up more servers if needed). Our main concern is that we aren't going to crash when millions of people watch a celebrity broadcast, ...and we're confident we have that covered with our state-of-the-art multi CDN design utilizing reputable and established CDN networks who have assured us we can't begin to overwhelm them.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: Like it says in the preface above, don't invest if you can't afford to lose the money. But the reality is we have a very exciting project, with IP, that we believe will be disruptive and profitable for all of our investors. But like any internet oriented project with limited hard assets, See Me Live can "evaporate" since our principal source of value will be our users and our superior content. But if we get a lot of users, our valuation goes through the roof and it does it very quickly. This is the intoxicating thing about disruptive internet projects like See Me Live... Because of its disruptive nature and the fact that See Me Live appeals to a large market (everybody likes good content), we can dramatically benefit from social media marketing (overnight), and that is exciting. Risks include: 1) Can we get the CEO we want? We'll make it without him/her but we want that person. 2) Can we evolve with the market? We surely intend to. We realize that the money is where the money is and we will follow it. 3) Is competition going to be a problem? The reality is that other live platforms will have to penalize their users who broadcast boring content (almost all of them), so it's more likely that we will get bought rather than changing their business model and we want a speedy exit. 4) Can we secure the financing we need? I believe that once we have millions of hashtag subscriptions, that's easy Be sure to read the "Inventor letter" at

SeeMeLive.tv

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers,

directors, founders, or their family members that amount to 5% or more of your target

raise, including any prior Reg CF raises: Yes

Third party transactions description: $25,809 loan from Mitchell Construction Company, a

related party under common control shares ownership with the company. The loan has a 10

year term and accrues no interest.

Has the United States Postal Service restrained the business due to a scheme for

obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: It's simple, "Content IS King" and audiences

WILL drive content. Whoever has the content wins and we have the patent. Test the intro

video

Spending Plan

Number of current employees including yourself: 4

Percentage of your raise will pay salaries: 20%

Spending plan: We're seeking to raise $250K in Seed Funding, mostly for expenses

associated with launching our "See Me Live Hashtag Subscription Prelaunch" which is

designed to pre-populate our audience database in order to provide live audiences for

SML's content producers.   We believe that when people start subscribing to SML hashtags

(Prelaunch), and then sharing/promoting the SML prelaunch promo with their followers, our

traction (and valuation) may increase due to the unanimous consensus among our experts

that populating the audience database is actually SML's proof of concept. In other

words, the belief is that "if 50 thousand people want to watch someone jump out of a an

airplane (#skydiving), people are going to jump out of airplanes". The question is, can

we get the audiences? Once we do, our valuation and appeal may increase dramatically

making SML appealing to a good CEO, who will want a salary, although the real prize is

our planned speedy and substantial exit and their share of it.   We will be hiring additional staff also. After the successful prelaunch, we will formally launch and start broadcasting. At that time we will need to do another round of funding, then let See Me Live explode, then I intend to seek our exit soon after that, once we have a ton of users and its corresponding valuation. If you are going to buy a popular live video platform that cranks out awesome content, it might as well be See Me Live with the patent and trademark.   Here's a general list for this raise: Development/internet $15,500 (code, design, servers etc.) Cash prizes for sweepstakes $50,500 Influencers for sweepstakes launch $14,500 Salaries/consultant fees $50,000 Overhead $20,000 Bandwidth (after launch) $40,000 9% fundraising costs $22,500 "Runway" $37,500

Spending plan of extra investment: 9% fundraising costs, Marketing and advertising (promotion)

Return Details

Return type: ownership

Raising target: $250,000

Raising cap: $395,000

Percentage ownership you plan to offer: 5.0%

When do you plan to sell or IPO your business: 2020

Existing share: No

When can bidders expect the return: December, 2020

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Global 5 Media, Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 03-08-2016

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.seemelive.tv

Company address

Street: PO Box 1723

City: Dripping Springs

State: Texas

ZIP code: 78620

Financial status

Average sales price: $1

Average cost per unit: $0.5

Yearly sales at the end of last year: $0

1st year target sales after raised date: $2,000,000

Existing investment from the founders: $80,000

Existing investment from other investors: $90,000

Owners, Officers, Directors

Name: Alan Barber

Title: Inventor/President

Grant Date: 03-08-2016

Has ownership: Yes

Ownership: 48.1%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/alan-barber-51b93611/

Name: Michelle Mitchell

Title: Corporate Secretary

Grant Date: 03-08-2016

Has ownership: Yes

Ownership: 48.1%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/michelle-mitchell-a855a1191/

Name: Scott Hooten

Title: Chief Technical Officer

Grant Date: 01-01-2018

Has ownership: No

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/scotthooten/

Name: Peter Bean

Title: General Counsel

Grant Date: 01-01-2018

Has ownership: Yes

Ownership: 0.5%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/peterjbean/

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $48,465

Business expenses at the end of the year before: $16,879

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $25,809

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $364

Assets the year before: $23,020

Cash last year: $364

Cash the year before: $23,020

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: -$48,465

Profit year before: -$16,879

Financial situation: Currently See Me Live is owner funded and in the event that this crowdfund raise is not successful, we will explore other avenues of funding including those related to incubators, accelerators etc.

Has financial statements: Yes

Last Edited: 2019-11-25 18:51:13

Desired launch period: immediately

CCC code: q3tebcj#

CIK code: 0001761058

Links

See Me Live website: www.seemelive.tv